

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Via E-mail
Daniel A. Bergeron
Chief Financial Officer
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

> **Re: RBC Bearings Incorporated**
> **Form 10-K for Fiscal Year Ended April 2, 2011**
> **Filed May 27, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 27, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 1, 2011**
> **Filed November 10, 2011**
> **File No. 0-51486**

Dear Mr. Bergeron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 2, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. In future filings, please quantify the extent to which increases/decreases in foreign exchange effects, volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in net sales and operating income at the consolidated level and the reportable segment level. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X for guidance.

2. Please quantify the impact the extra week during fiscal year 2010 had on net sales and operating income. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

3. Please provide investors with a more comprehensive analysis of operating income/(loss) at the consolidated level and reportable segment level for each period presented. In this regard, your current discussion and analysis appears to be a repeat of information easily obtainable from your consolidated financial statements and reportable segment footnote. The discussion and analysis should provide investors with sufficient information to understand the material factors impacting the historical results as seen through the eyes of management along with an understanding of the trends and uncertainties that may impact future operating income, both positively and negatively. Please refer to Item 303(a) of Regulation S-K and Section 501.12.b.2. of the Financial Reporting Codification for guidance.

4. In future filings, please expand your discussion in this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. As an example, we note that in your May 26, 2011 earnings conference call for your fourth quarter 2011 results, you discuss the projected increase in demand from certain markets, including aerospace and oil and gas, and, in particular, sizable increases in demand from aircraft companies, including Boeing. Further, we note your discussion of potential capacity limitations due to the increase in demand and the need to increase manpower and production rates. Management's Discussion and Analysis should be more than a recitation of financial statements in narrative form. An overview discussion of such known material trends and uncertainties should be included in your Management's Discussion and Analysis so that investors can ascertain the likelihood that past performance is indicative of future performance. Please provide us with draft disclosure showing us how you will present a discussion of such known material trends and uncertainties in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

5. In future filings, please provide investors with an update about the status of your expansion into large bearing products. In this regard, we note that you have recognized costs for this expansion during fiscal years 2009 – 2011, which you determined were significant enough to present non-GAAP measures for gross profit, operating income and net income excluding these costs. Please also tell us if you have capitalized any costs associated with the expansion/start-up into large bearing products, including the amount.

6. We note that approximately 28% of your net sales were generated by your international operations. In future filings, please expand your disclosure to provide additional clarity regarding the amount of cash and cash equivalents that are available for your use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., as well as the amounts that are restricted by laws to be used in other countries. Please also disclose that if cash and cash equivalents held outside the U.S. are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to

repatriate these funds; however, your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

17. Commitments and Contingencies, page 54

7. Please revise your disclosure to state if the results of audits by the government are expected to be material to your cash flows in addition to your financial condition and results of operations.

8. Please revise your disclosure to state if the various claims and legal proceedings are expected to be material to your cash flows in addition to your financial condition and results of operations. Also, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

19. Reportable Segments, page 55

9. In future filings, please disclose the operating segments that have been aggregated and identify the corresponding reportable segments. If you have not aggregated operating segments for purposes of presenting your reportable segments, please disclose this fact. Please refer to ASC 280-10-50-21 for guidance.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22
Annual Incentive Compensation, page 24

10. We note that the amount of the annual performance bonus paid under your annual incentive compensation plan is based on a percentage of your actual EBITDA to "plan." In future filings, please disclose the actual performance goal(s), including the amount of EBITDA set as "plan," as well as the payouts associated with meeting such performance goal(s). Further, please disclose the actual results achieved by the company and how you evaluated the results to reach the actual payout. We note in this case that the amount of the performance awards were not available at the time you filed your proxy, and you instead filed this information as part of your Report on Form 8-K filed on October 11, 2011. However, the Compensation Discussion and Analysis should still include a complete discussion of how your actual results will be evaluated to reach the actual payout. This discussion should also be consistent with the amounts presented in the Grants of Plan-Based Awards table for the minimum, target, and maximum amount payable. In this regard, we note that the amounts that were ultimately paid out to the named executive officers in some cases exceed the maximum payout listed in the Grants of Plan-Based Awards table, or are higher than the target amounts listed for certain named executive officers who did not have a maximum amount, and presumably

could not receive more than the target amount listed. Please advise us as to how the actual payouts were calculated and provide us with draft disclosure showing how you will present this information in future filings.

Form 10-Q for Fiscal Quarter Ended October 1, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

11. We note that the increases in accounts receivable, net and inventory have negatively impacted your operating cash flows beginning with fiscal year 2011. We also note that there has not been a corresponding increase in accounts payable. We further note that accounts receivable and inventory are your largest current assets. As such, please provide investors with a discussion and analysis of the collectability of accounts receivable and your assessment of the realizability of inventory. In this regard, it is unclear how your statement that the decline in operating cash flows is "the result of a decrease in net operating assets and liabilities" provides investors with sufficient information. Please also consider including the measures used by management to monitor accounts receivable (e.g., days sales outstanding) and inventory (e.g., such as inventory turnover). To the extent that there is a material amount of accounts receivable that is not current, please disclose this amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442, or in her absence, Craig E. Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief